Federated Funds

Fidelity Bond Filing

Joint Insureds Agreement

Contents of Submission:

1)   Copy of the Investment Company Bond ("Bond") received on
     January 16, 2014 as required by Rule 17g-1(g)(1)(ii)(a);*

2)   Copy of the National Union Fire Insurance Company of
     Pittsburgh, PA Follow Form Bond received on March 5, 2014
     as required by Rule 17(g)(1)(ii)(a);**

2)   Copy of the resolutions of a majority of the Federated
     Funds' Independent Trustees and Executive Committee of the
     Federated Funds approving the amount, type, form and
     coverage of the Bond, and the portion of the premium to be
     paid by such company as required by Rule 17g-
     1(g)(1)(ii)(b);*

3)   Copy of a statement showing the amount of the single
     insured bond which each investment company would have
     provided and maintained had it not been named as an insured
     under a joint insured bond as required by Rule 17g-
     1(g)(1)(ii)(c);

4)   As required by Rule 17g-1(g)(1)(ii)(d), the period for
     which premiums have been paid is October 1, 2013 to October
     1, 2014, and

5)   Copy of the agreement and amendment thereto between the
     investment company and all of the other named insureds as
     required by Rule 17g-1(g)(1)(ii)(e) and Rule 17g-1(f).

*Incorporated by reference to the Fidelity Bond filing submitted
on January 27, 2014.

** Incorporated by reference to the Fidelity Bond filing
submitted on March 13, 2014.

JOINT INSUREDS AGREEMENT

Cash Trust Series, Inc.; Cash Trust Series II; Edward Jones Money Market Fund; Federated Adjustable Rate Securities Fund; Federated Core Trust; Federated Core Trust II, L.P.; Federated Core Trust III; Federated Enhanced Treasury Income Fund; Federated Equity Funds; Federated Equity Income Fund, Inc.; Federated Fixed Income Securities, Inc.; Federated GNMA Trust; Federated Government Income Securities, Inc.; Federated High Income Bond Fund, Inc.; Federated High Yield Trust; Federated Income Securities Trust; Federated Income Trust; Federated Index Trust; Federated Institutional Trust; Federated Insurance Series; Federated Intermediate Government Fund, Inc.; Federated International Series, Inc.; Federated Investment Series Funds, Inc.; Federated Managed Allocation Portfolios; Federated Managed Pool Series; Federated MDT Series; Federated Municipal Securities Fund, Inc.; Federated Municipal Securities Income Trust; Federated Premier Intermediate Municipal Income Fund; Federated Premier Municipal Income Fund; Federated Short-Intermediate Duration Municipal Trust; Federated Stock and Bond Fund; Federated MDT Stock Trust; Federated Total Return Series, Inc.; Federated Total Return Government Bond Fund; Federated U.S. Government Bond Fund; Federated U.S. Government Securities Fund: 1-3 Years; Federated U.S. Government Securities Fund: 2-5 Years; Federated World Investment Series, Inc.; Intermediate Municipal Trust; Money Market Obligations Trust; (hereinafter referred to as the "Parties") do hereby enter into this Agreement to be effective October 1, 2010, and agree as follows:

W I T N E S E T H:

WHEREAS, the Parties have procured a joint insured fidelity bond program from Great American Insurance Company, National Union Fire Insurance Company of Pittsburgh, PA, Chartis and Westchester Fire Insurance Co. (ACE USA), which the parties have approved in form and amount (hereinafter referred to as "the Bond");

WHEREAS, the Parties procured the Bond for the purpose of protecting their respective assets against events of loss, theft or misappropriation by their respective officers and employees; and

WHEREAS, the Parties hereto desire to enter into an agreement so as to be in compliance with 17 CFR 270.17g-1(f).

NOW THEREFORE, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.   In the event recovery is received under the Bond as a result of a loss sustained by any registered management investment company that is named in the Bond and one or more of the other Parties to the Bond, the registered investment company shall receive an equitable and proportionate share of the

recovery, at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage as provided, by 17 CFR 270.17g-1(d)(1).

2.   Registered management investment companies, collective investment funds, and investment companies exempt from registration under the Investment Company Act of 1940, or series thereof, which become effective in the future, and future established series of registered management investment companies, collective investment funds, or investment companies exempt from registration under the Investment Company Act of 1940, which are currently Parties, are hereafter referred to as "Future Funds". Such Future Funds which are advised and/or distributed and/or administered by companies which are subsidiaries or affiliates of Federated Investors, Inc. may undertake action to become parties to the Bond by executing a counterpart signature page to this Agreement.

3.   This Agreement may be amended or modified by a written agreement executed by the Parties.

4.   This Agreement shall be construed and the provisions thereof interpreted in accordance with the laws of Pennsylvania.

5.   This Agreement constitutes the entire agreement among the parties hereto and supersedes any prior agreement with respect to the subject hereof, whether oral or written, among any or all of the parties.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in their names and on their behalf under their seals by and through their duly authorized officers, as of the day and year first above written.

Cash Trust Series, Inc.
Cash Trust Series II
Edward Jones Money Market Fund
Federated Adjustable Rate Securities Fund
Federated Core Trust
Federated Core Trust II, L.P.
Federated Core Trust III
Federated Enhanced Treasury Income Fund
Federated Equity Funds
Federated Equity Income Fund, Inc.
Federated Fixed Income Securities, Inc.
Federated GNMA Trust
Federated Government Income Securities, Inc.
Federated High Income Bond Fund, Inc.
Federated High Yield Trust
Federated Income Securities Trust
Federated Income Trust
Federated Index Trust
Federated Institutional Trust
Federated Insurance Series
Federated Intermediate Government Fund, Inc.
Federated International Series, Inc.
Federated Investment Series Funds, Inc.
Federated Managed Allocation Portfolios
Federated Managed Pool Series
Federated MDT Series
Federated Municipal Securities Fund, Inc.
Federated Municipal Securities Income Trust
Federated Premier Intermediate Municipal Income Fund
Federated Premier Municipal Income Fund
Federated Short-Intermediate Duration Municipal Trust
Federated Stock and Bond Fund
Federated MDT Stock Trust
Federated Total Return Series, Inc.
Federated Total Return Government Bond Fund
Federated U.S. Government Bond Fund
Federated U.S. Government Securities Fund: 1-3 Years
Federated U.S. Government Securities Fund: 2-5 Years
Federated World Investment Series, Inc.
Intermediate Municipal Trust
Money Market Obligations Trust

/s/ John W. McGonigle
John W. McGonigle, Secretary

Federated Joint Insured's Agreement
Amendment #1
Dated <u>January 31, 2011</u>

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name   **Effective Date**

CHANGE Federated Stock & Bond Fund to Federated Asset Allocation Fund   1/31/2011

                                    /s/ John W. McGonigle
                               John W. McGonigle, Secretary

Federated Joint Insured's Agreement
Amendment #2
Dated <u>February 10, 2012</u>

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name   **Effective Date**

DELETE Federated Managed Allocation Portfolios   11/18/2011

        /s/ John W. McGonigle
John W. McGonigle, Secretary

Federated Joint Insured's Agreement
Amendment #3

Dated <u>August 24, 2012</u>

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

<u>**Entity Name**</u>   <u>**Effective Date**</u>

DELETE Federated U.S. Government Bond Fund   8/24/2012

              /s/John W. McGonigle
               John W. McGonigle, Secretary

Federated Joint Insured's Agreement

Amendment #4
Dated <u>12/12/2012</u>

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

<u>Entity Name</u>	<u>Effective Date</u>
CHANGE Federated Asset Allocation Fund to Federated Global Allocation Fund	12/12/2012


/s/John W. McGonigle
John W. McGonigle, Secretary



Federated Joint Insured's Agreement


Amendment #5
Dated 6/13/2014

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	Effective Date
DELETE Federated Intermediate Government Fund, Inc.	6/13/2014

/s/John W. McGonigle
John W. McGonigle, Secretary

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
For June 30, 2014

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.
Cash Trust Series, Inc.			
GCS	$2,435,367,389		
MCS	$321,754,666		
PCS	$2,952,663,730		
TCS	$2,386,166,599		
		$8,257,871,432	$2,500,000
Cash Trust Series II			
TCSII	$26,722,618		
		$27,257,070	$300,000
Edward Jones Money Market Fund			
JONES	$14,281,876,406		
		$14,567,513,934	$2,500,000
Federated Adjustable Rate Securities Fund			
FARSF	$722,069,404		
		$736,510,792	$900,000
Federated Core Trust			
HYCORE	$2,420,699,820		
BLCORE	$569,960,863		
MBCORE	$1,491,245,895		
		$4,571,544,710	$2,500,000
MBCORE is a Blended Fund and its assets are also counted in participating Federated Funds			
Federated Core Trust II, LP			
EMCORE	$912,218,489		
		$930,462,859	$1,000,000
Federated Core Trust III			
FPTFF	$461,245,224		
		$470,470,128	$750,000
Federated Enhanced Treasury Income Fund			
FETIF	$127,352,286		
		$129,899,332	$525,000

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
For June 30, 2014

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.
Federated Equity Funds			
FICF	$470,311,919		
FKLCF	$1,518,250,276		
FMMGSF	$360,753,088		
FKAUF	$5,535,982,924		
FKSCF	$735,094,325		
FISVF	$831,041,290		
FCSVF	$702,230,354		
FCVF	$1,054,881,466		
FPBF	$468,256,406		
FEMEF	$10,532,055		
FMRF	$4,297,141		
FSVF	$8,756,081,743		
FARF	$215,121,963		
		$21,076,091,649	$2,500,000
Federated Equity Income Fund, Inc.			
FEIF	$1,655,276,071		
		$1,688,381,592	$1,500,000
Federated Fixed Income Securities, Inc.			
FMUSF	$3,414,945,351		
SIF	$1,147,549,452		
		$4,653,744,699	$2,500,000
Federated GNMA Trust			
FGNMA	$323,999,859		
		$330,479,856	$750,000
Federated Government Income Securities, Inc.			
GISI	$259,764,209		
		$264,959,493	$750,000
Federated High Income Bond Fund, Inc.			
FHIBF	$1,182,312,223		
		$1,205,958,467	$1,250,000
Federated High Yield Trust			
FHYT	$717,851,491		
		$732,208,521	$900,000

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
For June 30, 2014

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.
Federated Income Securities Trust			
FRRBF	$43,069,964		
FCIF	$2,016,499,958		
FUSG	$433,212,555		
FMSAF	$853,421,213		
FPDBF	$113,159,300		
FRSIF	$660,469,307		
FUNBF	$18,955,708		
FICBF	$260,393,204		
FSTIF	$1,456,338,372		
		$5,972,629,973	$2,500,000
Federated Income Trust			
FIT	$355,085,249		
		$362,186,954	$750,000
Federated Index Trust			
MDCF	$1,066,049,825		
MXCF	$607,341,788		
		$1,706,859,445	$1,500,000
Federated Institutional Trust			
FSITRBF	$234,603,725		
FIHYBF	$3,591,322,501		
FGUSF	$1,052,310,657		
		$4,975,801,621	$2,500,000
Federated Insurance Series			
IFMTR	$209,983,127		
IFHIBF	$344,714,499		
IFKAUF	$120,607,484		
IFPMF	$145,081,836		
IFQBF	$268,967,362		
IFMVF	$566,905,147		
IFUSG	$193,693,651		
		$2,381,871,348	$1,700,000

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
For June 30, 2014

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.
Federated International Series Inc.			
FIBF	$62,378,367		
		$63,625,934	$400,000
Federated Investment Series Fund, Inc.			
FBF	$1,499,060,296		
		$1,529,041,502	$1,500,000
Federated Managed Pool Series			
FMSP	$57,724,828		
FIBSP	$11,501,567		
FHYSP	$25,498,525		
FCP	$60,641,160		
		$158,473,402	$600,000
Federated MDT Series			
FMACC	$143,066,026		
FMBF	$142,926,780		
FMLCG	$85,814,503		
FMSCC	$32,959,264		
FMSCG	$77,185,987		
		$491,591,611	$750,000
Federated Municipal Securities Fund, Inc.			
FMSF	$403,145,160		
		$411,208,063	$750,000
Federated Municipal Securities Income Trust			
FMHYAF	$501,901,528		
MIIMT	$118,138,136		
NYMIF	$29,276,992		
OHMIF	$178,458,731		
PAMIF	$222,569,356		
		$1,071,351,638	$1,250,000
Federated Premier Municipal Income Fund			
FPMIF	$92,723,466		
		$94,577,935	$450,000

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
For June 30, 2014

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.
Federated Premier Intermediate Municipal Income Fund			
FPIMIF	$100,028,924		
		$102,029,502	$525,000
Federated-Short Intermediate Duration Municipal Trust			
FSIDMT	$1,121,530,294		
		$1,143,960,900	$1,250,000
Federated Global Allocation Fund			
FGALF	$431,636,334		
		$440,269,061	$750,000
Federated MDT Stock Trust			
FMST	$412,919,310		
		$421,177,696	$750,000
Federated Total Return Government Bond Fund			
FTRGBF	$713,320,959		
		$727,587,378	$900,000
Federated Total Return Series, Inc.			
FMF	$203,014,573		
FTRBF	$5,540,788,680		
FUSBF	$2,690,603,026		
		$8,603,094,405	$2,500,000
Federated U.S. Government Securities Fund: 1-3 Years			
GOV1-3	$304,364,190		
		$310,451,474	$750,000
Federated U.S. Government Securities Fund: 2-5 Years			
GOV2-5	$507,678,685		
		$517,832,259	$900,000

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
For June 30, 2014

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.
Federated World Investment Series, Inc.			
FILF	$1,565,475,771		
FEMDF	$149,700,119		
FISCF	$214,447,561		
		$1,968,215,920	$1,500,000
Intermediate Municipal Trust			
IMT	$92,031,398		
		$93,872,026	$450,000
Money Market Obligations Trust			
ACMT	$2,327,551,268		
AGCR	$216,797,503		
AGMT	$1,338,799,281		
CMCT	$558,158,911		
CTMCT	$107,272,727		
FCRF	$11,776,803,004		
FGRF	$11,232,213,393		
FLMCT	$168,788,085		
FMUTR	$631,184,027		
FMT	$131,105,189		
FTFT	$58,857,936		
GAMCT	$195,699,658		
GOF	$30,686,861,391		
GOTMF	$5,609,939,310		
LIB	$125,137,176		
MAMCT	$236,301,278		
MIMCT	$135,750,223		
MMM	$17,807,479		
MNMCT	$132,663,394		
MOF	$2,902,352,316		
NCMCT	$215,014,969		
NJMCT	$233,811,736		
NYMCT	$855,022,577		
OHMCT	$345,540,488		
PAMCT	$292,914,499		

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
For June 30, 2014

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.
PCOF	$15,986,751,019		
PMOF	$1,050,530,984		
POF	$35,648,581,922		
PVOF	$7,486,735,464		
TFMM	$3,744,907,793		
TFOF	$6,781,285,450		
TOF	$23,213,889,736		
TTO	$152,736,268		
USTCR	$19,705,440,652		
VAMCT	$386,602,774		
		$188,383,606,078	$2,500,000
TOTALS:	276,053,598,685.00	$281,574,670,659	$48,550,000

COVERAGE FOR FEDERATED FUNDS

Current Coverage:

$50,000,000

Coverage Cushion: 2.90%

$1,450,000

*ANA multiplied by 102% to approximate gross assets.
Liabilities are generally 2% of gross assets.